UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/24 (MM/DD/YY) AND ENDING 09/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stuart Frankel & Co., Incorporated

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 Cutter Mill Road, Suite 210
(No. and Street)

Great Neck	New York	11021
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sharon Gaviria	212-943-8787	sharon@stuartfrankel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

300 Tri State International, Ste 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3847
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon Gaviria, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stuart Frankel & Co. Inc., as of September 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Sharon Gaviria

Title: Chief Financial Officer
Chief Compliance Officer.

Angela N. Delia Zingone

Notary Public

ANGELA N DELIA ZINGONE
Notary Public, State of New York
No. 01DE6169063
Qualified in Nassau County
Commission Expires June 18, 2027

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STUART FRANKEL & CO., INC.
FINANCIAL STATEMENTS

PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 & REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED SEPTEMBER 30, 2025
(with supplemental information)

Public Document



MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 18
Lincolnshire, IL 6006
Tel 630.351.400
Info@cogcpa.com | www.cogcpa.co

Report of Independent Registered Public Accounting Firm

To the Officers and Directors of Stuart Frankel & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stuart Frankel & Co., Inc. as of September 30, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Stuart Frankel & Co., Inc. as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Stuart Frankel & Co., Inc.'s management. Our responsibility is to express an opinion on Stuart Frankel & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stuart Frankel & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Stuart Frankel & Co., Inc.'s auditor since 2023.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
November 20, 2025

STUART FRANKEL & CO., INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED SEPTEMBER 30, 2025

ASSETS

Cash and cash equivalents	$	3,521,685
Securities owned at fair value (Note 3)		18,410,878
Due from brokers		6,685,409
Right of use asset		60,026
Other assets		49,150
Total assets	$	28,727,148

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Right of Use Liability	62,716
Accounts payable and accrued expenses	2,096,949
Sub Total Liabilities	2,159,665

Commitments and Contingencies (Notes 5 and 6)

Liabilities subordinated to claims of general creditors

Pursuant to subordinated loan agreements, related party (Note 4)	5,000,000
Total liabilities	7,159,665

Stockholders' equity (Note 9)

Common stock, $1 par value, 200,000 shares

authorized, 92,500 shares issued and outstanding		92,500
Additional paid in capital		274,129
Retained earnings		21,200,854
Total stockholders' equity		21,567,483
Total liabilities and stockholders' equity	$	28,727,148

The accompanying notes are an integral part of this statement.

Note 1 -   **Nature of Business**

Stuart Frankel & Co., Inc. (The "Company") is a New York State corporation formed in 1987, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Securities Owned and Traded*

The Company buys and sells securities for its own account, generating profit and loss based on its trading activity. The Company's securities are reported at fair value in accordance with **ASC 820,** *Fair Value Measurement*. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The specific-identification method is used in determining realized gains and losses on securities sold, based on the cost basis of the marketable securities. All marketable securities held are classified as trading securities in accordance with **ASC 320-10-25-1**. The Company records transactions on a trade-date basis, consistent with **ASC 940-320-25-1** for broker-dealers. Realized and unrealized gains and losses on securities owned, and on securities sold but not yet purchased, are reported in the statement of operations. The accounting for these transactions is **outside the scope of ASC 606,** *Revenue from Contracts with Customers*, per **ASC 606-10-15-2(c)**, because such transactions represent financial instrument activities within the scope of other Codification topics, including **ASC 940,** *Financial Services Brokers and Dealers*, and **ASC 320 / ASC 820**. The Company's execution transactions generally settle on a T + 1 basis, after which no performance obligations remain to fulfill the Company's obligations to its customers.

b)   *Revenue Recognition*

The Company principally earns commissions by buying and selling securities for a diverse group of institutional investors. The Company's transactions generally settle T+1, upon which no performance obligations remain to fulfill the Company's obligations to its customers. The commissions are invoiced to the customer at the end of each month and revenue is recorded.

The Company also provides opportunities for corporate access to institutional investors. Revenue generated from this activity is recognized at the point in time that the performance under the arrangement is completed (the closing date of the transaction) and is included in "other income "on the statement of operations.

c)   *Income Taxes*

The Company has been elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

d)   *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

e)   *Leases*

At the time or modification of a contract, the Company determines whether a lease exists and classifies its lease as an operating or finance lease at the commencement. Right -of-use ('ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent their obligation to make lease payments.

As most of the Company's leases do not provide an implicit interest rate, the lease liability is calculated at lease commencement as the present value of unpaid lease payments using the Company's estimated incremental borrowing rate. The incremental borrowing rate represents the rate of interest that the Company would have to pay to amount equal to lease payments on a collateralized basis over a similar term and is determinate using a portfolio approach based on information available at the commencement date of the lease.

The lease asset also reflects any prepaid rent, initial cost incurred and lease incentives received. The Company's lease terms may include optional extension periods when it is reasonably certain that those options will be exercised. Leases with an initial expected term of 12 months or less are not recorded in the Balance Sheet and the related lease expense is recognized on a straight -line basis over the lease term.

f)   *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

Note 3-   **Fair Value Measurements**

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure* defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at September 30, 2025:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		Fair Value Measurements Using		
Equities	18,410,878	18,410,878	-	-
Total	$18,410,878	$18,410,878	-	-

Note 4-   **Related Party Transactions**

In the normal course of business, the Company may enter into transactions with other affiliated entities, such as other subsidiaries under common control. The Company received loans from an entity in which certain shareholders of the Company are stockholders.

Subordinated liabilities
Subordinated liabilities received from Related Parties consist of subordinated loan agreements approved by the New York Stock Exchange. These agreements are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

	Maturity Date	Interest Rate	Face Value
Subordinated loans	April 29, 2033	12%	$3,000,000
Subordinated loans	September 20, 2033	6%	2,000,000
			$5,000,000

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company paid $480,000 in interest to the stockholder on Subordinated borrowing during the year end of September 30, 2025.

Note 5- **Money Purchase Plan**

The Company is a sponsor of a defined contribution money purchase plan for its eligible employees. Contributions to the plan are in the amount of 5% of participants' compensation for the plan year. The employer's contribution for any calendar year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company contributed $210,271 to the plan during the fiscal year and included within Salaries and fringe benefits.

Note 6 - **Commitments**

Office Lease
The Company leases office space pursuant to a lease agreement for the period June 1, 2024, through May 31, 2027. Rental payments are payable monthly. The Company recognized a right-of-use asset and lease liability of $60,026 and $62,716, respectively, as of September 30, 2025. The lease contains no variable or short-term lease payments outside of the fixed monthly rent. Total cash paid for variable and short-term leases was $0 during the period. The Company's minimum rental commitments over the next two years are as follows:

Year Ended	Amount ($)
2026	38,808
2027	29,682
Total	68,490

The weighted-average remaining lease term is 1.67 years and weighted discount rate is 4.6%.

Note 7 - **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker daily, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 -   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2025, and through the date of the Independent Auditors' Report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2025.

Note 9 -   **Equity and Distribution**

During the year ended September 30, 2025, the Company made a distribution of $234.997 to its shareholders. No other changes in equity occurred during the period.

Note 10 -   **Single Reportable Segment**

The Company is engaged in a single line of business as a securities broker-dealer, conducting agency trading. The Chief Financial Officer (CFO), and the Chief Executive Officer (CEO), jointly evaluate the results of the business primarily using net income in the forecasting and management process. In addition, they consider excess net capital, which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. Based on this management structure and decision-making process, The Company's operations constitute a single operating segment and therefore a single reportable segment, as the CFO and CEO manage the business on a consolidated basis. The accounting policies used to measure segment profit and loss are consistent with those described in the summary of significant accounting policies.

Note 11 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. On September 30, 2025, the Company had net capital of $23,037,505 which was $22,897,708 in excess of its required net capital of $139,797. The Company's net capital ratio 9.10%.

A copy of the Firm's statement of Financial Condition as of September 30, 2025, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional offices of the SEC and FINRA.